Exhibit 16.1

April 5, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 5, 2023, of Ritchie Bros. Auctioneers Incorporated and are in agreement with the statements contained in the first, second, third and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

Chartered Professional Accountants